Exhibit 99.4

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three and six months ended June 30, 2021 and 2020
(Unaudited)

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$12,374,826	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (note 5, 6)	5,733,043	4,475,751
Inventories	76,248	49,381
Prepaid expenses and deposits	621,021	254,230
	18,805,138	21,615,033
Non-current assets
Restricted cash	92,428	42,835
Property and equipment	199,536	215,835
Right of use assets	229,557	309,566
Intangible assets (note 7)	11,018,562	12,118,352
Goodwill (note 7)	6,963,118	6,976,096
Deferred tax assets	389,481	1,441,942
Total assets	$37,697,820	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$4,737,942	$5,305,600
Income tax payable	190,284	201,592
Share appreciation rights plan obligations (note 9)	37,416	126,503
Share based payment liability (note 9)	177,316	–
Current portion of long-term debt (note 8)	1,260,251	1,486,136
Current portion of lease obligations (note 17)	50,479	113,218
Current portion of contract liabilities	1,007,300	1,252,957
	7,460,988	8,486,006
Non-current liabilities
Deferred tax liability	59,778	60,587
Long-term debt (note 8)	12,347,567	12,138,799
Long-term contingent consideration (note 4)	1,111,940	1,575,528
Long-term lease obligations (note 17)	217,021	240,981
Long-term contract liabilities	3,139	70,834
Other long-term liabilities	384,851	360,525
Total liabilities	21,585,284	22,933,260

Shareholders' Equity
Capital stock (note 9)	58,630,831	50,234,551
Contributed surplus	4,800,219	4,970,945
Accumulated other comprehensive income (loss)	187,128	(78,906)
Deficit	(47,505,642)	(35,340,191)
Total liabilities and shareholders' equity	$37,697,820	$42,719,659

Subsequent events (Note 8(a))

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2021	2020 (note 2(b))	2021	2020 (note 2(b))
Revenue (note 14)	$8,191,812	$8,253,015	$16,446,034	$15,801,219

Cost of Sales	4,210,733	3,202,737	8,447,120	7,521,049
Gross Profit	3,981,079	5,050,278	7,998,914	8,280,170

Expenses (note 15)
Selling and administrative expenses	3,953,046	3,090,612	7,492,156	5,467,766
Research and development expenses	260,010	209,537	499,673	461,858
Stock based compensation (note 10)	6,687,792	483,253	6,773,787	530,978
Foreign exchange (gain) loss (note 18)	153,400	(54,651)	368,725	(306,900)
Depreciation	70,101	95,219	143,656	203,073
Amortization	1,118,014	1,083,910	2,292,822	2,074,607
	12,242,363	4,907,880	17,570,819	8,431,382

Income (loss) before undernoted items	(8,261,284)	142,398	(9,571,905)	(151,212)

Interest expense	(335,594)	(375,018)	(667,013)	(4,070,970)
Accretion and other financing costs (note 8)	(254,712)	(334,013)	(519,661)	(564,561)
Loss on revaluation of conversion feature liability (note 8)	–	(72,791)	–	(1,191,552)
Loss on repayment of long-term debt (note 8)	–	–	–	(1,290,147)
Loss on contingent consideration (note 4)	(109,269)	–	(13,275)	–
Restructuring costs	(238,037)	–	(360,253)	–
Other income (expense)	4,841	(99)	8,294	105
	(9,194,055)	(639,523)	(11,123,813)	(7,268,337)

Current income tax expense	(43,348)	(390,831)	(1,358)	(444,275)
Deferred income tax expense	(1,261,259)	–	(1,040,280)	–
Income tax expense	(1,304,607)	(390,831)	(1,041,638)	(444,275)
Net loss for the period	$(10,498,662)	$(1,030,354)	$(12,165,451)	$(7,712,612)
Exchange gain (loss) on translating foreign operations	101,642	(166,265)	266,034	(150,326)
Comprehensive loss for the period	$(10,397,020)	$(1,196,619)	$(11,899,417)	$(7,862,938)

Net loss per share (note 11)
Basic	(0.42)	(0.06)	(0.49)	(0.46)
Diluted	(0.42)	(0.06)	(0.49)	(0.46)
Weighted average number of common shares outstanding - basic (note 11)	25,029,019	18,364,354	24,749,637	16,728,647
Weighted average number of common shares outstanding - diluted (note 11)	25,029,019	18,364,354	24,749,637	16,728,647

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars, unaudited)

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive loss for the period	–	–	–	(7,712,612)	(150,326)	(7,862,938)
Shares issued due to exercise of stock options (note 9)	82,500	113,023	(40,061)	–	–	72,962
Shares issued due to exercise of warrants (note 9)	1,154,759	1,859,963	81,467	–	–	1,941,430
Shares issued due to debenture conversion (note 8)	6,395,648	11,312,161	(80,963)	–	–	11,231,198
Stock-based compensation (note 10)	–	–	267,170	–	–	267,170
Balance at June 30, 2020 (note 2 (b))	18,485,524	$35,273,084	$4,780,141	$(31,907,497)	$(285,384)	$7,860,344

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the period	–	–	–	(12,165,451)	266,034	(11,899,417)
Shares issued due to exercise of stock options (note 9)	178,333	322,547	(119,690)	–	–	202,857
Shares issued due to exercise of warrants (note 9)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Shares issued due to exercise of restricted share units (note 9)	724,686	5,325,354	(5,999,951)	–	–	(674,597)
Shares issued due to debenture conversion (note 8)	–	1,673	–	–	–	1,673
Stock-based compensation (note 10)	–	–	6,603,345	–	–	6,603,345
Balance at June 30, 2021	25,618,324	$58,630,831	$4,800,219	$(47,505,642)	$187,128	$16,112,536

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States dollars, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2021	2020 (note 2(b))	2021	2020 (note 2(b))
Cash provided by (used in)
Operating activities
Net loss for the period	$(10,498,662)	$(1,030,354)	$(12,165,451)	$(7,712,612)
Items not affecting cash:
Depreciation	70,101	95,219	143,656	203,073
Amortization	1,118,014	1,083,910	2,292,822	2,074,607
Stock-based compensation (note 10)	6,687,792	483,253	6,773,787	530,978
Loss on revaluation of conversion feature liability (note 8)	–	72,791	–	1,191,552
Loss on repayment of long-term debt (note 8)	–	–	–	1,290,147
Accretion and other financing expense (note 8)	254,712	334,013	519,661	564,561
Interest expense (note 8)	335,594	375,018	667,013	4,070,970
Income tax expense	1,304,607	390,831	1,041,638	444,275
Loss on contingent consideration (note 4)	109,269	–	13,275	–
Restructuring costs	238,037	–	360,253	–
Other (income) expense	(4,841)	99	(8,294)	(105)
Foreign exchange (gain) loss (note 18)	153,400	(54,651)	368,725	(306,900)
Unrealized foreign exchange (gain) loss	347,789	(252,880)	350,884	(52,783)
Changes in non-cash operating working capital (note 12)	(2,708,734)	1,919,057	(3,858,319)	1,186,670
Cash provided by (used in) operating activities	(2,592,922)	3,416,306	(3,500,350)	3,484,433
Investing activities
Purchase of property and equipment	(34,707)	(94,638)	(42,247)	(121,626)
Business acquisitions	–	–	–	(4,411,500)
Earn out payment	(358,674)	–	(745,501)	–
Development costs related to internally generated intangible assets (note 7)	(569,011)	(359,754)	(1,101,309)	(698,116)
Employee loan advancement (note 5)	518,431	–	–	–
Change in restricted cash	1,244	(4,039)	(49,593)	838
Cash provided by (used in) investing activities	(442,717)	(458,431)	(1,938,650)	(5,230,404)
Financing activities
Issuance costs reimbursements	–	–	1,673	–
Proceeds from debt, net of issuance costs	–	–	–	4,566,945
Proceeds from exercise of stock options (note 9)	–	298,924	202,857	–
Proceeds from exercise of warrants (note 9)	–	–	2,092,276	1,859,963
Repayment of debt (note 8)	(228,391)	(60,000)	(609,548)	(314,382)
Repayment of lease obligations (note 17)	(60,687)	(114,760)	(105,955)	(194,602)
Payment of interest on debt (note 8)	(324,878)	(231,935)	(636,787)	(420,266)
Payment of interest on lease obligations (note 17)	(7,042)	(12,115)	(14,819)	(27,795)
Cash provided by (used in) financing activities	(620,998)	(119,886)	929,697	5,469,863
Net increase (decrease) in cash for the period	(3,656,637)	2,837,989	(4,509,303)	3,723,892
Cash, beginning of period	16,020,297	2,485,340	16,835,671	1,707,654
Effect of exchange rate changes on cash	11,166	60,879	48,458	(47,339)
Cash, end of period	$12,374,826	$5,384,208	$12,374,826	$5,384,207

See accompanying notes to interim condensed consolidated financial statements

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

1.	Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public Company. Subsequent to yearend, the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange. The Company's common shares began trading on TSX under trading symbol VQS at the market open on January 21, 2021.

2.	Basis of preparation

(a)	Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”) and using the same accounting policies as described in the Company’s December 31, 2020 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in note 3. The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued as at August 16, 2021, the date the Board of Directors approved the interim condensed consolidated financial statements.

(b)	Comparative figures

Certain comparative figures have been updated to reflect immaterial adjustments related to the repayment of long-term debt which occurred in the three and six months ended June 30, 2020. Additionally, immaterial adjustments related to the amortization of intangible assets as well as the revaluation of the conversion feature have also been reflected for the six months ended June 30, 2020.

	Three months ended June 30, 2020
	As originally reported	Correction	Re-presented
Accretion interest expense	240,190	93,823	334,013
Total impact to net and comprehensive loss	240,190	93,823	334,013

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

2.	Basis of preparation (continued)

	Six months ended June 30, 2020
	As originally reported	Correction	Re-presented
Accretion interest expense	404,053	160,508	564,561
Depreciation and amortization	2,368,221	(90,541)	2,277,680
Loss on revaluation of conversion feature	490,811	700,741	1,191,552
Total impact to net and comprehensive loss	5,733,043	4,475,751	5,733,043

(c)	Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”). These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2020 and 2019. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

(e)	Functional currency, presentation currency and foreign currency translation

The functional currency of VIQ Solutions Inc. is the Canadian dollar (“CAD”). The functional currency of the Company’s subsidiaries are as follows; Dataworxs Systems Limited – CAD, VIQ Solutions, Inc. – United States dollar (“USD”), VIQ Australia Pty. Ltd – Australian dollar (“AUD”), Dataworxs Systems Australia Pty. Ltd – AUD, VIQ Solutions PTY Ltd – AUD, Spark & Cannon Pty – AUD, VIQ Services Inc. – USD, Net Transcripts – USD, Transcription Express – USD, HomeTech – USD, VIQ Media Transcriptions – USD, and WordZXpressed – Inc. – USD. All financial information is presented in USD unless otherwise stated.

The exchange rates used were as follows:

USD / CAD exchange rate	June 30, 2021	December 31, 2020	June 30, 2020
Closing at the reporting date	0.8066	0.7672	0.7330
Average rate for the period	0.8138	0.7480	0.7371

USD / AUD exchange rate	June 30, 2021	December 31, 2020	June 30, 2020
Closing at the reporting date	0.7506	0.7311	0.6876
Average rate for the period	0.7695	0.6901	0.6573

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly-owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

2.	Basis of preparation (continued)

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(f)	Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the interim condensed consolidated financial statements for the period ended June 30, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future interim condensed consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

3.	Significant accounting policies, estimates and judgements

The preparation of the financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates. Significant estimates and judgments made by the Company include the valuation of acquired intangible assets, the determination of the recoverable amount of goodwill, amounts recorded as provisions, recognition of deferred tax assets, the provision for long-term service leave and other employee benefits, contingent consideration, stock based compensation, and the determination of functional currency.

4.	Acquisitions

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complements the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

4.	Acquisitions (continued)

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ.

During the year ended December 31, 2020, the contingent consideration of WordZ and ASC was adjusted based on the revision of the estimated quarterly revenue target achievements, due to an anticipated improvement in operational performance. During the three and six-months period ended June, 30, 2021, the Company further revised the forecasted quarterly revenue target achievements and reported a loss on contingent consideration of $109,269 (2020 – $nil) and $13,275 (2020 - $nil), respectively. During the six months ended June 30, 2021, earnout payments totalling $745,501 (June 30, 2020 - $nil) was made to the previous owners of ASC and WordZ.

As at June 30, 2021, total contingent consideration is $2,539,995 (December 31, 2020 - $3,015,434), of which $1,428,055 (December 31, 2020 - $1,439,906) is recorded as trade and other payables and accrued liabilities, and $1,111,940 has been recorded as long-term contingent consideration (December 31, 2020 - $1,575,528).

The accounting for the acquisitions is complete as of December 31, 2020. The finalization of the above purchase price allocations of the valuation of fair value for the assets acquired and liabilities assumed, including intangible assets and taxation-related balances as well as for potential unrecorded liabilities was completed as of December 31, 2020.

5.	Trade and other receivables

	June 30, 2021	December 31, 2020
Trade accounts receivable	$4,857,759	$4,233,012
Other receivable (note 6)	1,083,412	366,077
Less: allowance for doubtful accounts (note 18)	(208,128)	(123,338)
	$5,733,043	$4,475,751

As at June 30, 2021, other receivable relates to accruals for government assistance programs of $588,782 (December 31, 2020 - $nil), work in progress and unbilled receivables of $356,234 (December 31, 2020 - $297,581), sales tax receivable of $122,255 (December 31, 2020 - $6,761) and employee receivable of $16,141 (December 31, 2020 - $nil). Please refer to note 6 for additional details on government assistance programs applicable to the Company.

6.	Government Assistance

Australian Business Wage Subsidies

For the period ended June 30, 2021, the Australian government provided the Company with $19,310 (June 30, 2020, - $nil). This amount was recognized as a reduction in selling and administrative expenses in the interim condensed consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

6.	Government Assistance (continued)

The Company qualified for subsidies for the year ended December 31, 2020, of which $7,809 is receivable as of June 30, 2021 (December 31, 2020 - $8,019)

U.S. Employee Retention Credit Program

For the three and six months ended June 30, 2021, the Company determined that it qualified for the U.S. Employee Retention Credit Program and recorded a reduction to its expenses of $580,973 and $865,129, respectively (three and six months ended June 30, 2020 - $nil). For the three and six months ended June 30, 2021, $361,065 and $530,150, respectively, (three and six months ended June 30, 2020 - $nil) was recognized as a reduction to operating expenses against related salary costs and $219,908 and $334,979, respectively, (three and six months ended June 30, 2020 - $nil) as a reduction to cost of sales in the interim condensed consolidated statement of loss and comprehensive loss.

As at June 30, 2021, the interim condensed consolidated statement of financial position included government assistance receivable of $588,782 (December 31, 2020 - $68,496) in trade and other receivables.

7.	Intangible assets and goodwill

Details of the Company’s intangible assets as of June 30, 2021 are listed as follows:

	Balance January 1, 2021	Additions	Foreign exchange	Balance June 30, 2021
Cost
Customer relationships	$11,775,697	$–	$11,224	$11,786,921
Technology	470,000	–	–	470,000
Non-compete	51,031	–	–	51,031
Brand	1,520,899	–	–	1,520,899
Internally generated intangible assets	7,015,035	1,101,309	218,007	8,334,351
	$20,832,662	$1,101,309	$229,231	$22,163,202
Accumulated amortization
Customer relationships	4,099,565	1,161,000	11,224	5,271,789
Technology	196,499	47,000	–	243,499
Non-compete	19,638	11,666	–	31,304
Brand	133,921	74,656	–	208,577
Internally generated intangible assets	4,264,687	998,500	126,284	5,389,471
	8,714,310	2,292,822	137,508	11,144,640
Net book value	$12,118,352			$11,018,562

Details of the Company’s goodwill as at June 30, 2020 are as follows:

	Balance January 1, 2021	Foreign exchange	Balance June 30, 2021
VIQ Solutions PTY Ltd.	$650,001	$(16,914)	$633,087
Dataworxs	141,018	3,936	144,954
Net Transcripts	1,575,511	–	1,575,511
Transcription Express	1,516,904	–	1,516,904
HomeTech	477,860	–	477,860
ASC	2,614,802	–	2,614,802
	$6,976,096	$(12,978)	$6,963,118

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Long-term debt

	June 30, 2021	December 31, 2020
Crown Capital Funding Partner LP Note Payable (a)	$11,887,950	$11,398,146

Unsecured Transcription Express 10% promissory note (b)	–	280,531

Unsecured HomeTech interest-free promissory note (b)	536,274	621,725

Unsecured WordZ 5% promissory note (b)	923,364	1,064,303

U.S. Paycheck Protection Program loan (c)	260,230	260,230

Less current portion of long term debt	(1,260,251)	(1,486,136)
	$12,347,567	$12,138,799

(a)	Crown Capital Funding Partner LP Note Payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,770,500 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the period ended June 30, 2020, the Company cancelled previously issued 450,000 common share purchase warrants and reissued new warrants to reflect a price per Share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at June 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and the long-term payable is added to the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023. At inception, the loan was recorded at the fair value of $11,031,120. During the three and six months ended June 30, 2021, the Company recorded interest expense of $313,469 and $614,254, respectively (three and six months ended June 30, 2020 - $279,922 and $515,812, respectively)

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the three and six months ended June 30, 2021, there was $88,252 and $173,193 recorded, respectively (three and six months ended June 30, 2020 - $81,423 and $140,695, respectively) as accretion and other financing expense related to the note payable in the interim condensed consolidated statements of loss and comprehensive loss.

The Company received a waiver in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. The Company is in compliance of other covenants as at June 30, 2021. Subsequent to June 30, 2021, the Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the Fixed Charge Coverage Ratio covenant for the first three quarters of 2022.

(b)	Unsecured Promissory Notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ending April 30, 2021.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

8.	Long-term debt (continued)

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes.

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

(c)	U.S. Paycheck Protection Program Loan

On April 24, 2020, the Company received a loan for $2,159,000 under the U.S. Small Business Administration Paycheck Protection Program through BMO Harris Ban at an interest rate of 1% maturing in two years. Principal and interest are due beginning seven months from the date of the note. Generally, the loan will be forgiven if utilized for payment of qualifying expenses during the 24-week period that begins at the origination date of the loan. As at June 30, 2021, the Company determined that it qualified for forgiveness criteria associated with the loan in the amount of $1,898,770, with a balance of $260,230 (December 31, 2020 - $260,230) that was unutilized and reported as a note payable.

(d)	Convertible Notes

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into Shares at a conversion price of CAD$2.18 per Share (the “Conversion Option”). During the year ended, December 31, 2020, the Company issued 6,785,651 common shares to settle its outstanding Notes. Noteholders holding all of the outstanding Notes exercised the conversion option during the year ended December 31, 2020.

As a result, for the three and six months ended June 30, 2021, the Company recognized $nil and $nil, respectively, of interest expense (three months ended June 30, 2020 - $10,592 and six months ended June 30, 2020 - $3,429,633) reflecting interest charges from the convertible notes and accretion expense of $nil (three months ended June 30, 2020 - $4,487 and six months ended June 30, 2020 - $67,665). For the three and six months ended June 30, 2021, the Company recognized a loss of $nil and $nil, respectively on the revaluation of the conversion feature liability (three months ended June 30, 2020 2020 – loss of $72,791 and six months ended June 30, 2020 – loss of $1,191,552).

As a result of the exercise of the Conversion Option during the year ended December 31, 2020, during the period ended June 30, 2021, the Company issued $nil common shares (2020 – 6,395,648) to settle its outstanding Notes having $nil amount of aggregate principal (2020 - $7,189,627) and total interest payable of $nil (2020 - $4,041,571) for a total amount of $nil (2020 - $11,231,198).

9.	Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.	Capital stock (continued)

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

No equity incentive securities have been granted under the Legacy Plans for the period ended June 30, 2021 (December 31, 2020 – 396,000 stock options granted).

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at June 30, 2021, common shares of the Company were reserved as follows:

	Exercise Price (CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.10 – $4.20	January 2021 – December 2021	58,333
	$4.40 – $6.40	January 2022 – December 2022	97,000
	$2.84 - $6.00	January 2023 – December 2023	141,250
	$2.10 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000
			939,600
Options – Omnibus Equity Incentive Plan	$8.84	January 2031 – June 2031	721,500
	$8.93	January 2031 – June 2031	68,586
			790,086
Deferred share units – Legacy Plan	$1.20	N/A	66,667
Restricted share units – Omnibus Equity Incentive plan	N/A	January 2031 – June 2031	176,699

Warrants

During the three and six months ended June 30, 2021, there were nil and 1,123,878 of warrants exercised, respectively (three and six months ended June 30, 2020 – 139,885 and 1,154,759, respectively) for proceeds of $nil and $2,092,276, respectively (three months ended June 30, 2020 - $380,391 and six months ended June 30, 2020 - $1,941,430). During the period ended June 30, 2021, there were no warrants issued (three and six months ended June 30, 2020 – nil).

As at June 30, 2021, there were no warrants outstanding (December 31, 2020 – 1,123,878).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.	Capital stock (continued)

Stock Option Plan

The Company had an incentive stock option plan for its directors, officers, employees, and contractors as part of its Legacy Plans. The Company's stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the three and six months ended June 30, 2021, certain stock option granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested Options
•	receive cash payment, net of withholding taxes, equal to vested Options multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company has recorded the associated grants with this option as a cash-settled share-based payment and recorded a share based payment liability which is remeasured at each reporting period. As at June 30, 2021, the Company has recorded a share based payment liability of $141,186 related to the Options that are deemed to be cash-settled share-based payments.

As at June 30, 2021, the Company had vested 751,650 options related to the legacy plan (December 31, 2020 – 770,283) with a weighted average exercise price of CAD $3.22 per share (December 31, 2020 – CAD $2.84).

As at June 30, 2021, the Company had vested 45,600 options related to the Omnibus Equity Incentive plan (December 31, 2020 – nil) with a weighted average exercise price of CAD $8.84 per share (December 31, 2020 - $nil).

During the three and six months ended June 30, 2021, there were 790,086 stock options granted to directors, officers, employees, and contractors (three and six months ended June 30, 2020 – 396,000). The Company utilized the Black-Scholes option pricing model to fair value the stock options granted and included the following assumptions:

	Three and Six months ended June 30th, 2021	Three and Six months ended June 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value at grant date	$7.29	$0.09
Share price at grant date	$8.93	$0.16
Exercise price	$8.84 - $8.93	$0.16
Expected volatility	81.60%	73.41%
Option life	10.0	5.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	1.38%	0.42%

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.	Capital stock (continued)

During the three and six months ended June 30, 2021, nil and 178,333 options were exercised (three and six months ended June 30, 2020 – 82,500) for proceeds of $nil and $202,857, respectively (three and six months ended June 30, 2020 – CAD $99,000). There were no stock options forfeited during the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 – nil). There were no stock options that were expired during the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 – nil)).

The following information applies to stock options outstanding and exercisable per the legacy plan as at June 30, 2021, along with their respective exercise prices and related weighted averaged remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.10 – $4.20	58,333	0.2 years	$3.06	58,333	$3.06
$4.40 – $6.40	97,000	0.9 years	$4.92	97,000	$4.92
$2.84 - $6.00	141,250	2.3 years	$3.28	141,250	$3.28
$2.20 - $3.10	247,017	3.0 years	$2.44	191,067	$2.50
$3.13	396,000	3.8 years	$3.13	264,000	$3.13
	939,600	2.8 years	$3.15	751,650	$3.22

The following information applies to stock options outstanding and exercisable per the Omnibus Equity Incentive plan as at June 30, 2021, along with their respective exercise prices and related weighted averaged remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$8.84 – $8.93	790,086	10.0 years	$8.85	46,500	$8.84
	790,086	10.0 years	$8.85	46,500	$8.84

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at June 30, 2021 were 2,561,832 (December 31, 2020 – 2,359,143) of which 1,729,686 were outstanding stock options, 66,667 were outstanding DSUs, and 176,699 were outstanding RSUs for a total of 1,973,052 (December 31, 2020 – 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 – nil).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Restricted Share Units Plan. RSUs have a term not exceeding ten years when granted, can be fully vested or vest as follows:

9.	Capital stock (continued)

•	1/3 after one year
•	1/3 after two years
•	1/3 after three years

During the three and six months ended June 30, 2021, certain RSU granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

•	acquire common shares of the Company on a 1:1 basis to vested RSUs
•	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
•	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash-settled share based-payment and recorded a share-based payment liability. During the three and six months ended June 30, 2021, 998,378 RSUs were granted. 842,861 RSUs were vested and 821,679 RSUs were exercised (December 31, 2020 – nil, nil and nil, respectively). As at June 30, 2021, the Company has recorded a share based payment liability of $36,219 related to the RSUs that are deemed to be cash-settled share-based payments.

The Company utilized the Black-Scholes option pricing model to fair value the RSUs granted and included the following assumptions:

	Three and Six months ended June 30th, 2021	Three and Six months ended June 30th, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value at grant date	$8.93	N/A
Share price at grant date	$8.93	N/A
Exercise price	N/A	N/A
Expected volatility	81.58%	N/A
Option life	10.0	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.38%	N/A

Share Appreciation Rights Plan

In 2015, the Company established a Share Appreciation Rights (“SARs”) plan for its Service Providers (as defined in VIQ’s SARs plan). The Company's SARs plan provides incentive compensation, based on the appreciation in the value of the Company’s shares, to the service providers, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. During the year ended December 31, 2018, the Company amended the outstanding SARs to extend the expiry of the SARs from December 31, 2018 to July 15, 2020, the date the SARs plan will expire. The aggregate number of units in respect of which SARs have been granted and not yet exercised, shall not at any time exceed 10% of the aggregate number of shares that are then issued and outstanding. The SARs units, which have a term not exceeding five years when granted and vest as follows:

•	1/3 at time of issue
•	1/3 after one year
•	1/3 after two years

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.	Capital stock (continued)

At any time on or after the date when the trading price of one share is equal to or exceeds four times the fair value of one SARs unit at the grant date, the Company shall be entitled to require the disposition of the vested SARs units by the grantee to the Company, by the Company paying the bonus in cash to the grantee.

The value of each SARs unit when issued is based on the market price of the Company's stock on the date of grant.

As at June 30, 2021, previously exercised SARs had a remaining share appreciation rights plan obligation balance of $37,416 (December 31, 2020 - $126,503) has been recognized in the consolidated statement of financial position to reflect the outstanding cash settlement.

10.     Stock-based compensation

The total compensation expense relating to the value assigned to the stock options and RSUs granted to directors, officers, employees and contractors for the three and six months ended June 30, 2021 was $6,687,792 and $6,773,787, respectively (three and six months ended June 30, 2020 - $483,253 and $530,978, respectively) which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $6,603,345 and share based payment liability of $170,442.

11.     Net loss per share

	Three months ended June 30,		Six months ended June 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Numerator for basic and diluted net loss per share:
Net loss for the period	$(10,498,662)	$(1,030,354)	$(12,165,451)	$(7,712,612)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	25,029,019	18,364,354	24,749,637	16,728,647
Effect of potential dilutive securities	–	–	–	–
Adjusted denominator for diluted net loss per share	25,029,019	18,364,354	24,749,637	16,728,647

Basic net loss per share	$(0.42)	$(0.06)	$(0.49)	$(0.46)
Diluted net loss per share	$(0.42)	$(0.06)	$(0.49)	$(0.46)

For the three and six months ended June 30, 2021, 966,785 and 1,973,052, respectively, of potentially dilutive common shares (three and six months ended June 30, 2020 - (1,431,454) and 1,197,100, respectively) issuable upon the exercise of the conversion option related to convertible debt, warrants, deferred share units, and options were not included in the computation of loss per share because their effect was anti-dilutive.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

12.       Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Trade and other receivables	$(565,087)	$(377,758)	$(1,284,261)	$(574,479)
Inventories	(16,140)	3,161	(25,749)	10,231
Prepaid expenses	(176,792)	(21,296)	(364,465)	(54,399)
Trade and other payables	(1,580,296)	2,177,032	(1,864,396)	1,846,234
Contract liabilities and taxes	(370,419)	137,918	(319,448)	(40,917)
Total	$(2,708,734)	$1,919,057	$(3,858,319)	$1,186,670

Other supplemental cash flow information as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Cash received for interest	$4,941	$198	$8,394	$402
Cash paid for interest	331,920	244,050	651,606	448,061

13.     Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on its proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly review our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

Financial information by reportable business segment is as follows:

13.     Segmented financial information (continued)

	Three months ended June 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated loss
Revenue	$1,164,088	$7,027,724	$–	$8,191,812
Gross profit	1,139,056	2,842,023	–	3,981,079
Selling and administrative expenses	2,372,069	800,806	780,171	3,953,046
Stock-based compensation	–	–	6,687,792	6,687,792
Research and development expenses	260,010	–	–	260,010
Depreciation and amortization	500,613	687,502	–	1,188,115
Foreign exchange loss	152,729	671	–	153,400
Interest, accretion and other financing expense	6,406	636	583,264	590,306
Gain on contingent consideration	–	109,269	–	109,269
Restructuring costs	238,037	–	–	238,037
Other income	(8,049)	(345)	3,553	(4,841)
Current income tax expense	–	43,348	–	43,348
Deferred income tax expense (recovery)	–	1,261,259	–	1,261,259
Segment loss	$(2,382,759)	$(61,123)	$(8,054,780)	$(10,498,662)

	Three months ended June 30, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$863,314	$7,389,701	$-	$8,253,015
Gross profit	553,769	4,496,509	–	5,050,278
Selling and administrative expenses	1,159,277	1,146,072	785,263	3,090,612
Stock-based compensation	–	–	483,253	483,253
Research and development expenses	209,537	–	–	209,537
Depreciation and amortization	383,330	795,800	–	1,179,130
Foreign exchange loss	14,106	(68,757)	–	(54,651)
Interest, accretion and other financing expense	6,943	–	702,088	709,031
Loss on revaluation of conversion feature liability	–	–	72,791	72,791
Other income	–	(198)	297	99
Current income tax expense	–	390,831	–	390,831
Deferred income tax expense (recovery)	–	–	–	–
Segment income (loss)	$(1,219,423)	$2,232,761	$(2,043,692)	$(1,030,354)

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.     Segmented financial information (continued)

	Six months ended June 30, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$2,587,443	$13,858,591	$–	$16,446,034
Gross profit	2,440,095	5,558,819	–	7,998,914
Selling and administrative expenses	3,712,723	2,486,741	1,292,692	7,492,156
Stock-based compensation	–	–	6,773,787	6,773,787
Research and development expenses	499,673	–	–	499,673
Depreciation and amortization	1,060,739	1,375,739	–	2,436,478
Foreign exchange loss	367,978	747	–	368,725
Interest, accretion and other financing expense	12,892	1,927	1,171,855	1,186,674
Gain on contingent consideration	–	13,275	–	13,275
Restructuring costs	240,344	119,909	–	360,253
Other income	(8,049)	(345)	100	(8,294)
Current income tax expense	–	1,358	–	1,358
Deferred income tax expense (recovery)	–	1,040,280	–	1,040,280
Segment income (loss)	$(3,446,205)	$519,188	$(9,238,434)	$(12,165,451)

Consolidated balance sheet
Total segment assets	$16,287,919	$21,409,902	$–	$37,697,821
Total segment current liabilities	1,637,272	5,786,299	37,417	7,460,988
Total segment non-current liabilities	–	2,236,346	11,887,950	14,124,296

	Six months ended June 30, 2020
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$1,547,093	$14,254,126	$–	$15,801,219
Gross profit	1,052,284	7,227,886	–	8,280,170
Selling and administrative expenses	1,918,212	2,244,736	1,304,818	5,467,766
Stock-based compensation	–	–	530,978	530,978
Research and development expenses	461,858	–	–	461,858
Depreciation and amortization	869,295	1,408,385	–	2,277,680
Foreign exchange loss	(282,907)	(23,993)	–	(306,900)
Interest, accretion and other financing expense	14,046	–	4,621,485	4,635,531
Loss on revaluation of conversion feature liability	–	–	1,191,552	1,191,552
Loss on repayment of long-term debt	–	–	1,290,147	1,290,147
Other income	–	(402)	297	(105)
Current income tax expense	–	444,275	–	444,275
Deferred income tax expense (recovery)	–	–	–	–
Segment income (loss)	$(1,928,220)	$3,154,885	$(8,939,277)	$(7,712,612)

Consolidated balance sheet
Total segment assets	$8,284,665	$25,762,829	$–	$34,047,494
Total segment current liabilities	1,908,247	9,257,724	448,612	11,614,583
Total segment non-current liabilities	–	14,414,151	158,416	14,572,567

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.     Segmented financial information (continued)

Property and equipment are located in the following countries:

	June 30, 2021	December 31, 2020
Canada	$131,262	$120,511
Australia	68,274	95,324
	$199,536	$215,835

14.     Revenue

The Company generates revenue primarily from the delivery of technology transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 13).

	Three months ended June 30,		Six months ended June 30,
Primary geographical markets	2021	2020	2021	2020
United States	$4,803,436	$5,915,740	$9,681,948	$11,376,411
Australia	2,538,424	2,048,777	4,951,878	4,034,571
United Kingdom	538,486	196,004	1,206,874	232,521
Canada	97,466	48,198	107,867	96,585
Other	214,000	44,296	497,467	61,131
Total	$8,191,812	$8,253,015	$16,446,034	$15,801,219

	Three months ended June 30,		Six months ended June 30,
Major products/service lines	2021	2020	2021	2020
Technology services	$6,959,628	$7,141,215	$13,527,561	$13,979,209
Software licenses	550,462	428,621	1,262,755	630,660
Support and maintenance	411,949	360,187	1,000,656	716,303
SaaS	46,593	10,432	78,692	20,637
Professional services	53,756	18,528	297,019	50,977
Hardware	144,974	288,357	236,176	385,425
Other	24,450	5,675	43,175	18,008
Total	$8,191,812	$8,253,015	$16,446,034	$15,801,219

The Company had one customer who contributed greater than 10 percent of consolidated total revenues during the period ended June 30, 2021 (2020 – one customer). During the period ended June 30, 2021, this customer comprised 11.4 percent of consolidated revenue (2020 – 11.8 percent).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

15.	Expenses by nature

Expenses incurred by nature are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Employee and contractor expenses (note 16)	$13,215,528	$5,367,804	$19,353,206	$11,131,204
Inventory, materials and other cost of sales	199,605	312,831	775,302	498,787
Depreciation and amortization	1,188,115	1,179,129	2,436,478	2,277,680
Facilities	81,686	45,940	191,865	166,589
Professional and consulting fees	573,746	563,020	1,036,329	836,643
Investor relations and other shareholder expenses	176,396	75,939	382,339	141,223
Acquisition costs	–	19,058	–	19,058
Restructuring costs	238,037	–	360,253	–
Bad debt	124,449	–	105,213	–
Marketing and advertising/promotion expenses	31,312	52,205	78,854	81,060
Software license and IT expenses	359,530	295,711	706,729	516,564
Telephone and internet	63,183	33,856	137,992	154,250
Travel	46,681	16,509	55,920	92,364
Insurance	39,917	23,306	76,910	41,062
Office, administrative, and other operating expenses	199,548	179,960	312,077	302,847
Foreign exchange (gain) loss	153,400	(54,651)	368,725	(306,900)
Total	$16,691,133	$8,110,617	$26,378,192	$15,952,431

16.	Employee benefit expense

Expenditures for employee benefits are as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020 (note 2 (b))	2021	2020 (note 2 (b))
Salaries and wages and employee benefits	$2,077,387	$2,751,361	$4,951,352	$5,471,897
Contract labour	4,208,819	1,670,049	7,399,355	4,598,044
Stock-based compensation	6,687,792	483,253	6,773,787	530,978
Other staff expense	241,530	463,143	228,712	530,285
Total	$13,215,528	$5,367,806	$19,353,206	$11,131,204

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

17.	Lease obligations

Below is a summary of the activity related to our lease liabilities for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Lease liabilities, beginning of period	$309,492	$575,397	$354,199	$689,644
Additions	-	-	-	56,924
Disposals	-	-	-	-
Interest on lease liabilities	7,042	12,115	14,819	27,795
Interest payments on lease liabilities	(7,042)	(12,115)	(14,819)	(27,795)
Principal payments of lease liabilities	(60,687)	(114,760)	(105,955)	(194,602)
Adjustments	-	110,034	(1,736)	62,301
Foreign exchange difference	18,695	26,506	20,992	(17,090)
Lease obligations, end of period	$267,500	$597,177	$267,500	$597,177
Less: current portion of lease obligations	(50,479)	(259,064)	(50,479)	(259,064)
Long-term lease obligations	$217,021	$338,113	$217,021	$338,113

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2021	$62,448
2022	115,878
2023	99,814
2024	74,862
2025	64,462
$417,464

18.	Risk management for financial instruments

Fair values

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables, and share appreciation rights plan obligations approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market rates.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights and the conversion feature derivative liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at June 30, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

18.	Risk management for financial instruments (continued)

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2021 and has the ability to fund any operating losses that may occur in the upcoming periods.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk.

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses, as soon as the account is determined not to be fully collectible. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	June 30, 2021	December 31, 2020
United States	58%	65%
Australia	12%	17%
United Kingdom	20%	16%
Canada	2%	0%
Rest of world	8%	2%
	100%	100%

The activity of the allowance for doubtful accounts provision is as follows:

	June 30, 2021	December 31, 2020
Beginning of period	$123,338	$902,215
Add: provision for allowance for doubtful accounts	85,976	18,116
Less: write-offs	-	(815,817)
Foreign exchange adjustments	(1,186)	18,824
Expected credit loss – end of period	$208,128	$123,338

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

18.	Risk management for financial instruments (continued)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of June 30, 2021, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $37,000 (2020 – $18,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $54,000 (2020 – $20,000) as at June 30, 2021.

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $49,000 (2020 – $nil) as at June 30, 2021.

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $153,400 and $368,725 for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 – foreign exchange gain of $54,651 and $306,900 respectively).

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

19.	Subsequent events

The Company announced its common shares are trading on August 12, 2021 on the Nasdaq Capital Market under the ticker “VQS”.

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